Exhibit (d)(iv)

AMENDMENT TO
INVESTMENT ADVISORY AGREEMENT

        THIS AMENDMENT TO INVESTMENT ADVISORY AGREEMENT is made and entered into on this 17th day of December, 2004, by and between FMI Funds, Inc., a Maryland corporation (the "Company") and Fiduciary Management, Inc., a Wisconsin corporation ("Fiduciary Management").

RECITALS:

        WHEREAS, the Company is a registered open-end management investment company authorized to issue its shares in one or more series, and one of the Company’s series is the FMI Large Cap Fund (the “Fund”); and

        WHEREAS, the Company and Fiduciary Management have previously entered into an Investment Advisory Agreement (the “Advisory Agreement”), pursuant to which the Company retained Fiduciary Management as the investment adviser for the Fund; and

        WHEREAS, the parties hereto desire to amend the Advisory Agreement.

AGREEMENT:

        NOW, THEREFORE, it is agreed between the parties as follows:

        1.     Section 3 of the Advisory Agreement currently provides that the Fund shall bear all expenses initially incurred by it, provided that the total expenses borne by the Fund, including the Adviser’s fee but excluding all federal, state and local taxes, interest, reimbursement payments to securities lenders for dividend and interest payments on securities sold short, brokerage commissions and extraordinary items, shall not in any year exceed that percentage of the average net assets of the Fund for such year, as determined by valuations made as of the close of each business day, which is the most restrictive percentage provided by the state laws of the various states in which the Fund’s shares are qualified for sale or, if the states in which the Fund’s shares are qualified for sale impose no such restrictions, 1.75% (the “Expense Reimbursement”). The Expense Reimbursement shall be reduced from 1.75% to 1.20%, effective as of October 1, 2004.

        2.     Section 4 of the Advisory Agreement currently provides that the monthly advisory fee shall be 1/12 of 1.00% (1.00% per annum) of the Fund’s average net assets. The monthly advisory fee shall be reduced from 1/12 of 1.00% (1.00% per annum) of the Fund’s average net assets to 1/12 of 0.75% (0.75% per annum) of the Fund’s average net assets, effective as of October 1, 2004.

***

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Investment Advisory Agreement to be executed as of the date first above written.

FIDUCIARY MANAGEMENT, INC.
By:_________________________________________
FMI FUNDS, INC.
By:_________________________________________